Michael Lebowitz, Ph.D. Dr. Lebowitz has served as our Chief Scientific Officer since January 2020 and was previously our Director of Research & Development from 2009-2012. Dr. Lebowitz has more than 30 years of research experience, including 22 years in our industry and more than 18 years in research management. He has been directly involved in the commercial launch of six LDTs for the early detection of cancer and the establishment of two CLIA-certified labs. He has also spearheaded the R&D supporting an anti-cancer vaccine from discovery through phase I clinical development. He is concurrently chief scientific officer of Athanor Biosciences, Inc., a cancer therapeutics company he cofounded in 2020. Prior to his current positions, he was senior director and vice president of research at Sensei Biotherapeutics from 2014-2019. Dr. Lebowitz holds a Ph.D. from the Johns Hopkins University School of Medicine in biochemistry, cellular, and molecular biology where he subsequently completed a three-year fellowship in immunology in the department of pathology, division of immunopathology. He is currently an adjunct faculty at both Johns Hopkins University and University of Maryland, Baltimore County teaching in their respective Biotechnology programs.